                                                              EXHIBIT 99.1(5)(b)


PACIFIC MUTUAL
LIFE INSURANCE COMPANY
700 Newport Center Drive
Newport Beach, CA 92660

LAST SURVIVOR MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

Benefits will vary based on Investment Experience

Face Amount can be Decreased

READ YOUR POLICY CAREFULLY. This is a legal contract between you, the Owner, and us, Pacific Mutual Life Insurance Company, a mutual company.

We agree to pay the benefits of this policy according to its provisions.

The consideration for this policy is the application for it, a copy of which is attached, and payment of the premiums.

VARIABLE ACCOUNT CASH SURRENDER VALUES MAY INCREASE OR DECREASE DEPENDING UPON VARIABLE ACCOUNT INVESTMENT EXPERIENCE, SUBJECT TO ANY MINIMUM GUARANTEES. THERE IS NO GUARANTEED VARIABLE ACCOUNT CASH SURRENDER VALUE.

THE AMOUNT OR DURATION OF THE DEATH BENEFIT MAY BE VARIABLE OR FIXED DEPENDING UPON VARIABLE ACCOUNT INVESTMENT EXPERIENCE. THE AMOUNT OF THE DEATH BENEFIT WILL NEVER BE LESS THAN THE FACE AMOUNT AS LONG AS YOUR POLICY IS IN FORCE. SEE THE POLICY BENEFITS PROVISION FOR DETAILS.

POLICY LOAN VALUE IS LESS THAN ONE HUNDRED PERCENT (100%) OF THE POLICY'S CASH SURRENDER VALUE.

Free Look Right - You may return this policy within (1) 10 days after you receive it, (2) 10 days after we mail or deliver a notice of the right of withdrawal, or (3) 45 days after you sign the application, whichever is later. To do so, deliver or mail it to us or our agent. This policy will then be deemed void from the beginning and we will refund the premiums paid.

Signed at our Home Office, 700 Newport Center Drive, Newport Beach, California 92660.

/s/TC SUTTON                                         /s/AUDREY L. MILFS
Chairman and Chief Executive Officer                 Secretary

Form 97-50-J

POLICY SPECIFICATIONS

BASIC POLICY:     MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE

PREMIUMS:         INITIAL PREMIUM PAYMENT           --      $10,000.00
                  GUIDELINE SINGLE PREMIUM          --      $10,000.00
                  GUIDELINE LEVEL PREMIUM           --      $531.00
                  GUIDELINE SINGLE PERCENTAGE       --      100%

ACCOUNT ALLOCATIONS AVAILABLE:

FIXED                      EQUITY INCOME             MONEY MARKET
GROWTH                     EQUITY INDEX              MULTI-STRATEGY
GROWH LT                   MANAGED BOND              GOVERNMENT SECURITIES
INTERNATIONAL              HIGH YIELD BOND           AGGRESSIVE EQUITY
EMERGING MARKETS           ENHANCED US EQUITY        BOND & INCOME
VAR AC I - O'SEAS EQY      VAR AC II - CORE GRW      VAR AC III - CAP APPR
VAR AC IV - ENHNC EQY

INTEREST ON THE FIXED ACCOUNT IS GUARANTEED TO BE NOT LESS THAN 3.00% ANNUALLY. WE GUARANTEE THAT WE WILL NOT CHANGE OUR DECLARED RATE OF INTEREST ON THE FIXED ACCOUNT MORE THAN ONCE IN ANY YEAR.

POLICY NUMBER:  123456789-0         INSURED #1:         LELAND STANFORD
POLICY DATE;  XXXX XX, XXXX         RISK CLASSIFICATION:      MALE/NONSMOKER

INITIAL FACE AMOUNT:  $85,188.00    AGE ON POLICY DATE:       35

                                    INSURED #2:         MARY STANFORD
OWNER(S):        LELAND STANFORD    RISK CLASSIFICATION:      FEMALE/NONSMOKER

                                    AGE ON POLICY DATE:       35

NOTE: IT IS POSSIBLE THAT COVERAGE WILL EXPIRE IF THE ACCUMULATED VALUE LESS DEBT AND SURRENDER CHARGES IS INSUFFICIENT TO PAY THE CHARGES ASSESSED ON A MONTHLY PAYMENT DATE. ACCUMULATED VALUE MAY BE BASED ON THE INVESTMENT RESULTS OF THE SEPARATE ACCOUNT. THE PAYMENT OF INITIAL AND SUBSEQUENT PREMIUMS WILL NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE OR THAT THERE WILL BE ANY ACCUMULATED VALUE.

PAGE 3.0

POLICY SPECIFICATIONS                                    123456789-0
================================================================================

SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE
================================================================================


97-50:   BASIC COVERAGE    FACE AMOUNT:              $85,188.00
                           INSURED #1:               LELAND STANFORD
                           AGE AT ISSUE:             35
                           RISK CLASSIFICATION:      MALE/NONSMOKER

                           INSURED #2:               MARY STANFORD
                           AGE AT ISSUE:             35
                           RISK CLASSIFICATION:      FEMALE/NONSMOKER
================================================================================


PAGE 3.1

POLICY SPECIFICATIONS                                       123456789-0
================================================================================

MORTALITY AND EXPENSE                  0.90% (.00075 MONTHLY) OF UNLOANED
RISK CHARGE:                           ACCUMULATED VALUE IN POLICY YEARS 1-10;
                                       0.70% (.000583333 MONTHLY) OF UNLOANED
                                       ACCUMULATED VALUE THEREAFTER.

ADMINISTRATIVE CHARGE:                 0.30% (.00025 MONTHLY) OF UNLOANED
                                       ACCUMULATED VALUE FOR ALL POLICY YEARS.
                                       PLUS $40 ON EACH POLICY ANNIVERSARY
                                       ACCUMULATED VALUE IS BELOW $50,000.

TAX CHARGE:                            0.40% (.000333333 MONTHLY) OF ACCUMULATED
                                       VALUE IN POLICY YEARS 1-10.

SURRENDER CHARGE RATE:                 POLICY DURATION
                                       ---------------
                                       YEAR 1       10%
                                       YEAR 2       10%
                                       YEAR 3        9%
                                       YEAR 4        8%
                                       YEAR 5        7%
                                       YEAR 6        6%
                                       YEAR 7        5%
                                       YEAR 8        4%
                                       YEAR 9        3%
                                       YEAR 10+      0%


PAGE 3.2

POLICY SPECIFICATIONS                                          123456789-0
================================================================================
TABLE OF COST OF INSURANCE RATES
--------------------------------

GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE RATES PER $1.00 APPLICABLE TO BASE POLICY COVERING BOTH LIVES.

POLICY            MONTHLY               POLICY    MONTHLY
YEAR              RATE                  YEAR      RATE
===============================================================================
1                 0.00000031            40        0.00223567
2                 0.00000101            41        0.00261880
3                 0.00000186            42        0.00304993
4                 0.00000291            43        0.00352755
5                 0.00000421            44        0.00405654
6                 0.00000582            45        0.00465139
7                 0.00000777            46        0.00533173
8                 0.00001012            47        0.00611799
9                 0.00001288            48        0.00703162
10                0.00001617            49        0.00807700
11                0.00001999            50        0.00924446
12                0.00002442            51        0.01052290
13                0.00002960            52        0.01190193
14                0.00003564            53        0.01337691
15                0.00004271            54        0.01494755
16                0.00005100            55        0.01662441
17                0.00006087            56        0.01842945
18                0.00007261            57        0.02040542
19                0.00008658            58        0.02263331
20                0.00010279            59        0.02530558
21                0.00012144            60        0.02886224
22                0.00014251            61        0.03425039
23                0.00016603            62        0.04359570
24                0.00019242            63        0.06221164
25                0.00022265            64        0.08333333
26                0.00025813            65+       0.08333333
27                0.00030050
28                0.00035204
29                0.00041403
30                0.00048731
31                0.00057152
32                0.00066689
33                0.00077292
34                0.00089153
35                0.00102821
36                0.00118906
37                0.00138258
38                0.00161821
39                0.00190189

PAGE 4.0

Definitions

Company, PM, we, our, and us - refers to Pacific Mutual Life Insurance Company.

Monthly Payment Date - is the day each month on which certain Policy Charges are deducted from the Accumulated Value. This day is shown on page 3. The first monthly payment date is the Policy Date.

Home Office - means PM's Policy Benefits and Services Department located at 700 Newport Center Drive, P.O. Box 7500, Newport Beach, California 92658 - 7500.

You, your or Owner - refers to the owner of this policy.

Policy Date - is shown on page 3. Policy months, years and anniversaries are measured from this date.

Free Look Transfer Date - The date which is the later of 15 days after the policy is issued or 45 days after the application is signed.

Age - means age as of last birthday increased by the number of complete policy years elapsed.

Evidence of Insurability - is information, including medical information, satisfactory to us that is used to determine insurability and each insured's class of risk.

Debt - means all unpaid Policy Loans plus accrued interest on such loans.

Face Amount - is the amount used to determine the policy's death benefit. The initial Face Amount is shown on page 3.

Survivor - is the insured remaining alive after the first death of the two insureds that occurs while this policy is in force. If both insureds die either simultaneously or in circumstances where it is not clear which insured died first, the older of the two insureds will be deemed to be the Survivor.

Written Request - is a request in writing satisfactory to PM and filed at its Home Office.

Separate Account - refers to the Pacific Select Exec Separate Account which is a separate account of PM that consists of subaccounts, which may be referred to as Variable Accounts. Each Variable Account may invest its assets in a separate class of shares of a designated investment company or companies.

Variable Account - A separate account of PM or a subaccount of a PM separate account in which assets of PM are segregated from its assets in PM's general account and other separate accounts and to which premiums and Accumulated Value under this policy may be allocated for variable accumulation.

Owner and Beneficiary

Owner - The Owner of this policy is shown on the Policy Specifications pages or in a later written change. If there are two or more Owners, they will own this policy as joint tenants with right of survivorship, unless otherwise stated.

Assignment - This policy may be assigned at any time. PM is not bound by any Assignment unless written notice of such Assignment is recorded at our Home Office. We are not responsible for the validity of any Assignment.

Beneficiary - The Beneficiary is named in the application to receive any Death Benefit Proceeds. The interest of any Beneficiary will be subject to any Assignment.

You may make a change of Beneficiary by Written Request on forms provided by PM while the insured is living. The change will take place as of the date the request is signed. Any rights created by the change will be subject to any payments made or actions taken by PM before the written request is received. You may designate an irrevocable Beneficiary whose rights under the policy cannot be changed without his or her consent.

The interest of a Beneficiary who does not survive to receive payment will pass to the surviving Beneficiaries in proportion to their share in the proceeds, unless otherwise provided. If no Beneficiaries survive to receive payment, the Death Benefit Proceeds will pass to the Owner, or the Owner's estate if the Owner does not survive to receive payment.

Premiums

Premiums - This policy will not be in force before the initial premium, shown on the Policy Specifications pages, is paid. The initial premium is due on the Policy Date and is payable either at our Home Office or to an agent of PM. The initial premium may be 80%, 90%, or 100% of the Guideline Single Premium as shown on the Policy Specifications pages. Additional Premiums, if any, are payable at our Home Office. The minimum amount of any additional premium is $1,000. A receipt, signed by an officer of PM, will be furnished upon request.

Premium Allocation - The initial premium will be allocated to the Money Market Variable Account on the date it is received and accepted by us. On the Free Look Transfer Date, the Accumulated Value in the Money Market Variable Account will be allocated to the Fixed and Variable Accounts according to the Premium Allocation specified in the application or your more recent instructions received by us, if any.

P9750-J Page 5

Upon written request, you may change the Premium Allocation. Subsequent premiums received, if any, will be allocated to the Fixed and Variable Accounts according to your most recent instructions.

Premium Limitation - We reserve the right to require evidence of insurability, satisfactory to us, for any premium payment that would result in an immediate increase in the difference between the Death Benefit and the Accumulated Value.

In order for this policy to be treated as life insurance under the Internal Revenue Code, the sum of the premiums paid less a portion of any Withdrawals as defined in the Internal Revenue Code may not exceed the greater of:

-        the Guideline Single Premium; or

-        the sum of the Guideline Level Premiums to the date of payment.

The amounts of the Guideline Premiums are shown on the Policy Specifications pages. The Guideline Premiums will change whenever there is a change in the Face Amount of insurance or in other Policy Benefits. Such changes in the Guideline Premiums will be shown in the supplemental schedule of benefits and premiums.

The Guideline Premiums are determined according to the rules applicable to this policy set forth in the Internal Revenue Code. The Guideline Premiums will be adjusted to conform to any changes in the Internal Revenue Code.

In the event that a premium payment would exceed these limits, we reserve the right to refund the excess payment to the Owner. Further, we reserve the right to make distributions from the policy to the extent we deem it necessary to continue to qualify this policy as life insurance under the Internal Revenue Code.

If this policy was issued in exchange for a policy that was not a Modified Endowment Contract (MEC), then in order for this policy to continue as a non-MEC, the sum of premiums paid less a portion of any Withdrawals may not exceed the 7-Pay limit as defined in the Internal Revenue Code. In the event that a premium payment would exceed the 7-Pay limit, we reserve the right to refund the excess payment to the Owner, unless the Owner has previously notified us in writing that payments that cause this policy to become a MEC may be accepted by us and applied to this policy.

Grace Period and Lapse - If the Accumulated Value less Debt and Surrender Charges on a Monthly Payment Date is not sufficient to cover the current monthly deduction, a grace period of 61 days will be allowed for the payment of sufficient premium to keep your policy in force.

We will send a notice at the start of the Grace Period to you at your last known address and to any assignee of record. The Grace Period will end 61 days after we mail you the notice. The notice will state the due date and the amount of premium needed to keep your policy in force. A minimum of three times the monthly deduction due when the insuffiency occurred must be paid. Your policy will remain in force during the Grace Period. If sufficient premium is not paid by the end of the Grace Period, a Lapse will occur. We will send you and any assignee of record, a written notice 30 days prior to lapse. Upon Lapse, the policy will terminate with no value.

Reinstatement - If it has not been surrendered, this policy may be reinstated not more than three years after the end of the Grace Period. To reinstate this policy you must provide us with:

-        written application;
-        evidence of insurability satisfactory to us;
- payment of sufficient premium to cover all monthly deductions that were due and unpaid during the Grace Period; plus
- payment of sufficient premium to keep the policy in force for three months after the date of Reinstatement.

When this policy is reinstated, the Accumulated Value will be equal to the Accumulated Value on the date of Lapse subject to the following. We will allocate the Accumulated Value and your premium payment to the Variable Accounts and Fixed Account according to your most recent premium allocation instructions.

If the policy is reinstated after the first Monthly Payment Date following Lapse, the Accumulated Value will be reduced by the amount of any Debt on the date of Lapse and no Debt will exist on the date of Reinstatement. If the policy is reinstated on the first Monthly Payment Date following Lapse, any Debt on the date of Lapse will also be reinstated, with the corresponding portion of the Accumulated Value allocated to the Loan Account as described in the Policy Loans provision.

The effective date of the reinstated policy will be the first monthly payment date on or following the date we approve your Reinstatement application.

P9750-J Page 6

Policy Benefits

The Death Benefit for this policy will be the greater of:

-        the Face Amount, or
-        the Guideline Minimum Death Benefit.

The Guideline Minimum Death Benefit at any time is the Accumulated Value multiplied by the Death Benefit Percentage shown below:

                       Death Benefit                         Death Benefit
         Age            Percentage             Age             Percentage
         0-40              250%                 60                130%
         41                243                  61                128
         42                236                  62                126
         43                229                  63                124
         44                222                  64                122
         45                215                  65                120
         46                209                  66                119
         47                203                  67                118
         48                197                  68                117
         49                191                  69                116
         50                185                  70                115
         51                178                  71                114
         52                171                  72                113
         53                164                  73                109
         54                157                  74                107
         55                150                  75-90             105
         56                146                  91                104
         57                142                  92                103
         58                138                  93                102
         59                134                  >93               101

Age is the Age of the younger insured at issue, increased by the number of complete policy years elapsed.

This policy is intended to qualify as a life insurance contract under the Internal Revenue Code for federal tax purposes, and the Death Benefit under this policy is intended to qualify for the income tax exclusion under the Internal Revenue Code. To that end, the provisions of this policy, including any other rider, benefit, or endorsement, are to be interpreted to ensure such tax qualification, notwithstanding any other provisions to the contrary.

If at any time the premiums paid under this policy exceed the amount allowable for such tax qualification, such excess amount shall be removed from the policy as of the date of its payment, and any appropriate adjustment in the Death Benefit shall be made as of such date. This excess amount shall be refunded to the Owner no later than 60 days after the end of the applicable policy year. We shall adjust the excess amount refunded for interest from the date of its payment or for changes in Accumulated Value attributable to the excess amount. If the excess amount is not refunded by then, the Death Benefit under this policy shall be increased retroactively and prospectively so that at no time is this Death Benefit ever less than the amount needed to ensure such tax qualification. To the extent that the Death Benefit as of any time is increased by this provision, appropriate adjustments shall be made retroactively in any Cost of Insurance Charge or supplemental benefits as of the time that are consistent with such an increase.

If this policy was issued in exchange for a policy that is not a MEC, then unless specified otherwise by you in writing, it is intended that this policy will not be treated as a MEC under the Internal Revenue Code. To that end, the provisions of this policy, including any other rider, benefit or endorsement, are to be interpreted to prevent the policy from being subject to such treatment, notwithstanding any other provisions to the contrary.

If this policy was issued in exchange for a policy that is not a MEC, then if at any time the premiums or other amounts paid under the policy exceed the limit for avoiding such MEC treatment, unless otherwise specified in writing by you that such MEC treatment is acceptable, such excess amount shall be removed from the policy as of the date of its payment, and any appropriate adjustment in the policy's Death Benefit shall be made as of such date. This excess amount shall be refunded to the Owner no later than 60 days after the end of the applicable pollicy year. We shall adjust the excess amount refunded for interest from the date of its payment or for changes in Accumulated Value attributable to the excess amount. If the excess amount is not refunded by then, the Death Benefit under the policy shall be increased retroactively and prospectively to the minimum amount necessary (e.g., to the end of any test period) so that at no time is this Death Benefit ever less than the amount needed to avoid such MEC treatment. To the extent that the Death Benefit as of any time is increased by this provision, appropriate adjustments shall be made, retroactively or otherwise, in any Insurance Charge or supplemental benefits as of that time that are consistent with such an increase.

PM reserves the right to reduce the Guideline Minimum Death Benefit by requiring Withdrawals be made in order to maintain the net amount at risk at a level that will not exceed three times the Death Benefit on the Policy Date. The net amount at risk is the difference between the Death Benefit and the Accumulated Value.

PM reserves the right to increase the Death Benefit if required for this policy to continue to qualify this policy as life insurance under the Internal Revenue Code.

P9750-J Page 7

Death Benefit Proceeds - The actual amount payable to the Beneficiary if the insured dies while your policy is in force is called the Death Benefit Proceeds. The Death Benefit proceeds are equal to the Death Benefit provided by your policy, as of the date of death, less any Debt and less any due and unpaid monthly deductions occurring during a Grace Period.

We will pay the Death Benefit Proceeds to the Beneficiary after we receive, at our Home Office, proof of both insureds' deaths satisfactory to us and such other information as we may reasonably require. The actual Death Benefit Proceeds paid are subject to the conditions and adjustments defined in other policy provisions, such as General Provisions, Withdrawals and Policy Loans.

We will pay interest on Death Benefit Proceeds from the date of the Survivor's death to the date of payment at a rate not less than 3%, or if higher, the interest rate required by the state in which the policy is issued.

Accumulated Value

Accumulated Value - The Accumulated Value on any date is the sum of your policy's Accumulated Value in the Fixed and Variable Accounts, plus the amount set aside in the Loan Account to secure any Debt and any interest credited thereon.

The amount set aside to secure Debt in the Loan Account on each policy anniversary is equal to the amount of Debt. During each policy year, the amount in the Loan Account on any date is:

- the amount in the Loan Account on the prior anniversary increased by interest;

-        plus any loan taken since the prior anniversary increased by interest;
and

- minus any loan amount repaid since the prior anniversary increased by interest.

Fixed Account - The Accumulated Value in the Fixed Account on any date is:

- the Accumulated Value in the Fixed Account on the prior Monthly Payment Date increased by interest;

- plus the amount of any additional premiums received and allocated to the Fixed Account since the last Monthly Payment Date, increased by interest;

- plus the amount of any transfer to the Fixed Account, including transfers from the Loan Account, since the last Monthly Payment Date, increased by interest;

- minus the amount of any Withdrawals, or transfers from the Fixed Account, including transfers to the Loan Account, since the last Monthly Payment Date, increased by interest; and

- minus the monthly deduction and other deductions due, if any, and assessed against the Fixed Account increased by interest.

Variable Accounts - Assets in the Variable Accounts are divided into Accumulation units, which are a measure of value used for bookkeeping purposes. We credit your policy with Accumulation units in each Variable Account as a result of:

-        the amount of any premiums received and allocated to the Variable
Account; and

- transfers of Accumulated Value to the Variable Account, including transfers from the Loan Account.

We debit Accumulation units in each Variable Account as a result of:

-        transfers from the Variable Account, including transfers to the Loan
Account;

-        surrenders and Withdrawals from the Variable Account; and

- the monthly deduction and other deductions due, if any, and assessed against the Variable Account.

To determine the number of Accumulation units debited or credited in connection with a transaction, we divide the dollar amount of the transaction by the unit value of the affected Variable Account.

The unit value of each Variable Account is determined on each Valuation Date. The number of units in each Variable Account will not change because of subsequent changes in unit value.

To calculate the unit value of a Variable Account on any Valuation Date, we adjust the unit value from the previous Valuation Date, for:

-        the investment performance of the Variable Account;

-        any dividends or distributions paid to the Variable Account;

- charges, if any, that may be assessed by us for income taxes attributable to the operation of the Variable Account.

A Valuation Date is each day required by applicable law and currently includes each day that both the New York Stock Exchange is open for trading and Pacific Mutual's administrative offices are open. If any transaction or event is scheduled to occur on a day that is not a Valuation Date, such transaction or event will be deemed to occur on the next following Valuation Date unless otherwise specified.

P9750-J Page 8

To determine your Accumulated Value in each Variable Account, we multiply the number of units in the Variable Account by the unit value of such Account.

Interest - We will credit interest on the Accumulated Value in the Fixed Account at a rate not less than .24663% per month, compounded monthly. This is equivalent to an annual effective rate of 3%. At our discretion, we may credit a higher rate of interest from time to time. We will credit interest on the amount in the Loan Account at a rate of .36748% per month, compounded monthly. This is equivalent to an annual effective rate of 4.5%.

On each policy anniversary, any interest earned and held in the Loan Account will be transferred to the Fixed and Variable Accounts in accordance with your most recent premium allocation instructions.

Transfers - On and after the Free Look Transfer Date and while your policy is in force, you may, upon written request, transfer your Accumulated Value, or a part of it, among the Fixed and Variable Accounts subject to the following.

No transfer may be made if the policy is in a Grace Period and the required premium has not been paid.

Only one transfer from the Fixed Account may be made in any twelve month period. Transfers from the Fixed Account will be limited to the greater of $5,000 and 25% of the Accumulated Value in the Fixed Account.

Transfers from the Variable Accounts to the Fixed Account may be made only during the policy month preceding each policy anniversary.

No charges are currently imposed upon a Transfer. We reserve the right at a future date to limit the size of Transfers and remaining balances, to assess transfer charges and to limit the number and frequency of Transfers.

Policy Charges

Monthly Deduction - A Monthly Deduction for a policy month is due on each Monthly Payment Date and is equal to the sum of the following items:

-        the monthly Cost of Insurance Charge;

-        the Mortality and Expense Risk Charge;

-        the Administrative Charge;

-        the Tax Charge, if any, and

-        rider charges, if any.

Unless you request otherwise in writing, the Monthly Deduction will be charged proportionately to the Accumulated Value in each Variable Account and the Fixed Account on the Monthly Payment Date.

Cost of Insurance Charge - Beginning on the Policy Date and monthly thereafter, there will be a Cost of Insurance Charge against the Accumulated Value.

The Cost of Insurance Charge Rates are based on the insureds' Age, sex, risk classification, and the policy duration. The current monthly Cost of Insurance Rates will be determined by us. The rates will never exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown on the Policy Specifications pages.

The Guaranteed Maximum Monthly Cost of Insurance Charge for each policy month is determined by multiplying the Guaranteed Maximum Monthly Cost of Insurance Rate by the net amount at risk. Net amount at risk is the difference between the Death Benefit and the Accumulated Value, each calculated at the beginning of the policy month. Any change in the Cost of Insurance Charge Rates will apply uniformly to all members of the same class.

Mortality and Expense Risk Charge - Beginning on the Policy Date and monthly thereafter, there will be a charge equal to .00075 (.90% annually) in the first 10 policy years and .000583333 (.70% annually) thereafter, multiplied by the Accumulated Value of the Variable and Fixed Accounts at the beginning of the policy month. The Mortality and Expense Risk Charge is to compensate us for the risk we assume that mortality and expenses will be greater than estimated.

Administrative Charge - Beginning on the Policy Date and monthly thereafter, there will be a charge equal to .00025 (.30% annually) in all policy years, multiplied by the Accumulated Value of the Variable and Fixed Accounts at the beginning of the policy month.

If the Accumulated Value is less than $50,000 on a policy anniversary, we will charge an additional $40.00 fee on that Monthly Payment Date.

Tax Charge - Beginning on the Policy Date and monthly thereafter, there will be a charge equal to .000333333 (.40% annually) in the first 10 policy years, multiplied by the Accumulated Value at the beginning of the policy month. There will be no charge after the tenth policy year.

Surrender Charge - A Surrender Charge may be deducted proportionately from the Accumulated Value of the Variable and Fixed Accounts upon surrender of the policy, and upon a Withdrawal from the policy's Net Cash Surrender Value. The Surrender Charge is needed to help pay for underwriting and policy issue costs. The Surrender Charge rates are shown on the Policy

P9750-J Page 9

Specifications pages. These rates are applied only to the portion of the reduction in Accumulated Value that is deemed to be a return of initial premium.

For the purpose of determining Surrender Charges only, a reduction in Accumulated Value will be deemed to be a return of initial premium first, a return of additional Premiums next, and a distribution from cumulative policy earnings last. However, a Preferred Withdrawal is deemed to be a distribution from cumulative policy earnings and incurs no Surrender Charge. In no event will the aggregate amount to which Surrender Charges are applied exceed the initial premium. There are no Surrender Charges after the ninth policy year.

Other Deductions - We reserve the right to make charges for federal, state or local taxes against the Accumulated Value that may attributable to the Variable Accounts or to our operations with respect to this policy if we incur any such taxes.

Surrender and Withdrawal of Values

Surrender - Upon written request while either insured is living you may surrender this policy for its Net Cash Surrender Value. The policy will terminate on the date the request is received at our Home Office.

Net Cash Surrender Value - The Net Cash Surrender Value is the Cash Surrender Value less any Debt.

Cash Surrender Value - The Cash Surrender Value is the Accumulated Value less any Surrender Charge.

Withdrawals - Withdrawals of the Net Cash Surrender Value may be taken as follows:

Upon written request on or after the first policy anniversary while either insured is living, you may withdraw a portion of the Net Cash Surrender Value of this policy as a Withdrawal. A Withdrawal may cause a decrease in the Face Amount. The Face Amount will be reduced in direct proportion to the reduction in Accumulated Value. However, the Face Amount will not be reduced by more than the excess, if any, of the original Face Amount over the Guideline Minimum Death Benefit after the Withdrawal.

The Face Amount decrease will be subject to the Guideline Premium Limitation as defined in the Internal Revenue Code. Any such decrease will be limited so that no additional distribution of Accumulated Value is required to comply with the Guideline Premium Limitation.

Withdrawals will be subject to the following conditions: The amount of each Withdrawal must be at least $1,000 and the Net Cash Surrender Value remaining after each Withdrawal must be at least $10,000. Also, if there is any Debt at the time of each withdrawal, the amount of the Withdrawal is limited to the excess, if any, of the Cash Surrender Value immediately prior to the Withdrawal over the result of the Debt divided by 90%. Withdrawals may be subject to Surrender Charges. The Surrender Charge on a Withdrawal is the Surrender Charge rate shown on the Policy Specifications pages applied to the portion of the reduction in Accumulated Value that is deemed to be a return of initial premium.

A Preferred Withdrawal is permitted once per policy year. There is no Surrender Charge on a Preferred Withdrawal. The amount of each Preferred Withdrawal is limited to the lesser of the cumulative policy earnings and 10% of the initial premium amount as of the date of the Withdrawal. Cumulative policy earnings is the Accumulated Value, less premiums paid, plus all prior reductions in Accumulated Value deemed to be returns of initial or additional premiums for the purpose of Surrender Charges. Any amount withdrawn in excess of the Preferred Withdrawal amount will be subject to Surrender Charges.

Withdrawals will not be permitted if the Face Amount reduction would cause the policy to fail to qualify as life insurance for federal tax purposes. The amount of each Withdrawal will be allocated proportionately to the Accumulated Value in the Fixed and Variable Accounts unless otherwise requested by you. If the Survivor dies after the request for a Withdrawal is sent to us and prior to the Withdrawal being effected, the amount of the

Withdrawal will be deducted from the Death Benefit Proceeds, which will be determined without taking the Withdrawal into account.

If this policy is issued in exchange for a life insurance policy that is not a MEC, a request for a Withdrawal will not be processed if the Withdrawal would cause the policy to be treated as a MEC, unless you specify otherwise in writing.

Income Benefits

Income Benefits - Surrender or Withdrawal benefits may be used to buy a lifetime monthly income. Death Benefits may be used to buy a monthly income for the lifetime of the Beneficiary. The monthly income will be payable for at least ten years. The purchase rates for the monthly income will be set from time to time.

P9750-J Page 10

However, the income bought by each $1,000 will always be at least as large as that shown below.

         Age      Monthly Income            Age      Monthly Income
         30       $3.12                     54       $4.15
         32        3.17                     56        4.30
         34        3.23                     58        4.47
         36        3.29                     60        4.66
         38        3.35                     62        4.87
         40        3.42                     64        5.10
         42        3.50                     66        5.36
         44        3.58                     68        5.65
         46        3.67                     70        5.97
         48        3.78                     72        6.32
         50        3.89                     74        6.69
         52        4.01                     75        6.89

Monthly income amounts for ages not shown are halfway between the two amounts for the nearest two ages which are shown.

Guaranteed amounts for ages under 30 are the same as those for age 30; guaranteed amounts for ages over 75 are the same as those for age 75. Amounts shown are based on the 1983 Table a with interest at 3%.

This benefit is not available if the income would be less than $100 a month. We may require evidence of survival for incomes which last more than ten years.

Other Options - Surrender, Withdrawal or Death Benefits may be applied under any other payment plans that we make available at that time.

Policy Loans

Policy Loans - You may obtain loans by written request while this policy is in force on the sole security of the amount in the Loan Account for this policy.

Amount Available - The amount available for a loan is equal to 50% of the Accumulated Value less existing Debt in the first policy year, and 90% of the Accumulated Value in the Variable Accounts plus 100% of the Accumulated Value in the Fixed Account less Debt in any policy year thereafter, less any Surrender Charge that would be imposed if the policy were surrendered on the date the loan is taken. The amount of a loan must be at least $500.

Preferred Loans - If the Accumulated Value exceeds the total of all Premiums paid since issue, a Preferred Loan is available. The amount available for Preferred Loans is the amount by which the Accumulated Value exceeds total Premiums paid. The amount of loan that qualifies as a Preferred Loan is determined on the date of the loan, and on each policy anniversary, thereafter. On a policy anniversary, the amount of Debt classified as Preferred Loans may increase or decrease.

Preferred Loans or Debt are charged interest as described below. Debt may be allocated or reallocated between Preferred and non-Preferred on each policy anniversary.

Loan Interest - Interest will accrue daily and is payable at the end of the policy year. Annual loan interest rates are 6% in the first ten policy years and 5% thereafter on non-Preferred Loans. Preferred Loans accrue daily at 5.25% in the first ten policy years and 4.75% thereafter.

Interest not paid when due will be added to the loan principal.

Loan Account - When a loan is taken, an amount equal to the loan is transferred out of the Accumulated Value in the Fixed and Variable Accounts into the Loan Account to secure the loan. Unless you request otherwise, loan amounts will be transferred from the Variable Accounts and the Fixed Account on a proportionate basis, up to the amount available. We will credit interest monthly on amounts in the Loan Account at a rate equivalent to an annual effective rate of 4.50%.

On each policy anniversary, if the amount in the Loan Account exceeds Debt, the excess will be transferred from the Loan Account to the Fixed and Variable Accounts according to your most recent instructions. If Debt exceeds the amount in the Loan Account, an amount equal to such excess will be transferred from the Fixed and Variable Accounts on a proportionate basis to the Loan Account.

Repayment - Loans may be repaid at any time prior to lapse of this policy. An amount equal to the portion of any loan repaid, but not more than the amount in the Loan Account, will be transferred from the Loan Account to the Fixed and Variable Accounts according to your most recent instructions. Loan repayments will be deemed repayment of the non-Preferred Loan amounts first.

Any payment intended as a loan payment, rather than an additional premium payment, must be identified as such.


P9750-J Page 11

General Provisions

Entire Contract - This policy is a contract between the Owner and PM.

This policy, the attached copy of the initial application, any applications for Reinstatement, all subsequent applications to change the policy, any endorsements, any riders, and any additional policy information sections added to this policy are the Entire Contract.

Only an authorized officer is permitted to change this contract or extend the time for paying premiums.

All statements in the application shall, in the absence of fraud, be deemed representations and not warranties. PM will not use any statement to contest this policy or defend a claim on grounds of misrepresentation unless the statement is in the application.

Incontestability - Except for failure to pay premiums, this policy cannot be contested with respect to a given insured after the policy has been in force during that insured's lifetime for two years from the Policy Date.

If this policy has been reinstated, it cannot be contested with respect to a given insured after it has been in force during that insured's lifetime for two years from the date of Reinstatement. Except for failure to pay Premiums, in no event will a contest be made after Reinstatement unless there is a material misrepresentation in the Reinstatement application.

This policy will terminate upon successful contest with respect to either insured.

Participating - The current dividend scale is zero and it is not expected that dividends will be paid. Any dividends that do become payable will be paid in cash annually.

Suicide Exclusion - If either insured dies by suicide, while sane or insane, within two years of the Policy Date and while the policy is in force, no Death Benefit Proceeds will be paid. Instead, we will return the sum of the premiums paid, less the sum of any Debt, any Withdrawal amounts, and any dividends paid by us in cash.

Misstatement - If either insured's Age or sex is misstated in the application, the Face Amount shall be adjusted as follows in order to reflect the correct Age and sex. The adjusted Face Amount shall be (a) times (b) divided by (c), where:

(a) is the Face Amount before this adjustment;

(b) is the Guideline Single Premium at issue, using the misstated Age and/or sex; and

(c) is the Guideline Single Premium at issue if the policy had originally been issued at the correct Age, sex, and the original Face Amount.

The Guideline Minimum Death Benefit percentages shall be adjusted to the correct Age and/or sex. For all policy months after the policy month in which the misstatement is discovered, the Accumulated Value will be calculated using Cost of Insurance Charges, rider charges, and benefit charges based on the correct Age and sex. The Accumulated Value for the policy months through the policy month in which the misstatement is discovered will not be recalculated.

If unisex Cost of Insurace Rates apply, no adjustment will be made for a misstatement of sex.

Reports - A report will be mailed to you at the end of each policy quarter to your last known address. This report will include the following information for the policy quarter:

-        the Accumulated Value;

-        the Cash Surrender Value;

-        the current Death Benefit;

-        transactions that occurred during the policy quarter;

-        existing Debt;

-        changes in the Guideline Premiums;

-        Surrender Charges; and

-        any information required by law.

In addition to the above reports, we will send you annual financial statements for the Separate Account and annual and semiannual financial statements for the designated investment company or companies in which the Separate Account invests, the latter of which will include a list of the portfolio securities of the investment company, as required by the Investment Company Act of 1940 and/or any other reports as required by federal securities law.

Policy Illustrations - Upon request we will give you an illustration of the future benefits under this policy based upon both guaranteed and current cost factor assumptions. However, if you ask us to do this more than once in any policy year, we reserve the right to charge you a fee, not to exceed $25 for this service.


P9750-J Page 12

Basis of Values - A detailed statement showing how values are determined has been filed with the state insurance department. No value is less than the minimums required by the Standard Nonforfeiture Law and by the law in the state in which this policy is delivered. All guaranteed values and Guaranteed Maximum Monthly Cost of Insurance Charges are based on the Commissioner's 1980 Standard Ordinary Mortality Table (ALB) and interest at the rate of 3%. For policies that are issued on a unisex basis, the 1980 CSO Mortality Table B applies.

Ownership of Assets - We have the exclusive and absolute control of our assets, including all assets in the Separate Account.

Compliance - We reserve the right to make any change to the provisions of this policy to comply with, or give you the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for life insurance contracts under the Internal Revenue Code or any state.

We will provide you with a copy of any such change, and will notify the insurance supervisory official of the state in which this policy is delivered.

Exchange Right - During the first 18 months from the Policy Date, you have the right to transfer all of the Accumulated Value in the Variable Accounts to the Fixed Account. The policy will no longer be impacted by the investment experience of any Variable Account.

Payments

Variable Accounts - We will calculate Net Cash Surrender Value on surrender, Withdrawals, and loan proceeds, and unless transfers are restricted, transfers between Variable Accounts or from Variable Accounts to the Fixed Account based on allocations made to the Variable Accounts as of the end of the Valuation Date on or next following the day on which such instructions are received. We will calculate Death Benefit Proceeds based on allocations made to the Variable Accounts as of the end of the Valuation Date on or next following the day on which the Survivor's death occurs. We will pay such amounts and will effect a transfer from a Variable Account within seven days after we receive all the information needed to process a payment or transfer.

However, we may postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the Variable Accounts if:

The New York Stock Exchange is closed on other than customary weekend and holiday closings or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission (SEC); or

An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable to determine the value of the Account assets; or

The SEC by order permits postponement for the protection of policy owners.

Fixed Account - As to amounts allocated to the Fixed Account, we may defer payment of any Net Cash Surrender Value on surrender, Withdrawals, or loan amounts or defer transfers from the Fixed Account for up to six months after we receive a request for it. We will allow interest, at a rate of at least 3% annually, on any Net Cash Surrender Value or Withdrawal benefit derived from the Fixed Account that we defer for 30 days or more.

Separate Account Provisions

Separate Account - We established the Separate Account and maintain it under the laws of California. The Separate Account is divided into subaccounts, called Variable Accounts. Realized and unrealized gains and losses from the assets of each Variable Account are credited or charged against it without regard to our other income, gains, or losses. Assets may be put in our Separate Account to support this policy and other variable life insurance policies. Assets may be put in our Separate Account for other purposes, but not to support contracts or policies other than variable life contracts or policies.

The assets of our Separate Account are our property. The portion of its assets equal to the reserves and other policy liabilities with respect to our Separate Account will not be chargeable with liabilities arising out of any other business we conduct. We may transfer assets of a Variable Account in excess of the reserves and other liabilities with respect to that account to another Variable Account or to our general account. All obligations arising under the policy are general corporate obligations of Pacific Mutual. We do not hold ourselves out to be trustees of the Separate Account assets.


P9750-J Page 13

Variable Accounts - Each Variable Account may invest its assets in a separate class of shares of a designated investment company or companies. The Variable Accounts of our Separate Account that were available for your initial allocations, are shown on the Policy Specifications pages. The allocations that you initially choose are shown on the copy of the application attached to this policy. From time to time we may make other Variable Accounts available to you. We will provide you with written notice of all material details including investment objectives and all charges.

We reserve the right, subject to compliance with the law then in effect, to:

-        change or add designated investment companies;

-        add, remove or combine Variable Accounts;

- add, delete or make substitutions for the securities that are held or purchased by the Separate Account or any Variable Account;

- register or deregister any Variable Account under the Investment Company Act of 1940;

-        to change the classification of any Variable Account;

- operate any Variable Account as a managed investment company or as a unit investment trust;

- combine the assets of any Variable Account with other separate accounts or subaccounts thereof of PM or an affiliate thereof;

- transfer the assets of any Variable Account to other separate accounts or subaccounts thereof of PM or and affiliate thereof;

- run any Variable Account under the direction of a committee, board, or other group;

- restrict or eliminate any voting rights of policy owners with respect to any Variable Account, or other persons who have voting rights as to any Variable Account. Also, unless required by law or regulation, an investment policy may not be changed without our consent;

-        change the allocations permitted under the policy;

-        terminate and liquidate any Variable Account; and

-        comply with law.

If any of these changes result in a material change in the underlying investments of a Variable Account of our Separate Account, we will notify you of such change.

We will not change the investment policy of the Separate Account without following the filing and other procedures of the Insurance Commissioner in the State of California and without following the filing and other procedures established by insurance regulators of the state of issue.


P9750-J Page 14

Index

Subject                                                                    Page

Accumulated Value.....................................................       8
Administrative Charge.................................................       9
Age...................................................................       5
Assignment............................................................       5
Basis of Values.......................................................      13
Beneficiary...........................................................       5
Cash Surrender Value..................................................      10
Compliance............................................................      13
Cost of Insurance Charge..............................................     3,9
Definitions...........................................................       5
Dividends.............................................................      12
Face Amount...........................................................       3
General Provisions....................................................      12
Grace Period and Lapse................................................       6
Income Benefits.......................................................   10,11
Incontestability......................................................      12
Interest..............................................................       9
Loan Interest.........................................................      11
Misstatement..........................................................      12
Mortality and Expense Risk Charge.....................................       9
Other Deductions......................................................      10
Owner.................................................................     3,5
Payments..............................................................      13
Policy Benefits.......................................................       7
Policy Charges........................................................       9
Policy Date...........................................................     3,5
Policy Illustrations..................................................      12
Policy Loans..........................................................      11
Preferred Loans.......................................................      11
Premium Limitation....................................................       6
Premiums..............................................................       5
Reinstatement.........................................................       6
Reports...............................................................      12
Suicide Exclusion.....................................................      12
Surrencer Charge......................................................    9,10
Tax Charge............................................................       9
Transfers.............................................................       9
Variable Accounts.....................................................    8,14
Withdrawals...........................................................      10

PACIFIC MUTUAL
LIFE INSURANCE COMPANY
700 Newport Center Drive
Newport Beach, CA  91660
================================================================================



Form 97-50-J